

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Jun Yoon
Chief Financial Officer
Structure Therapeutics Inc.
601 Gateway Blvd., Suite 900
South San Francisco, California
94080

> **Re: Structure Therapeutics Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-41608**

Dear Jun Yoon:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Life Sciences
